


05068126


SEC MAIL PROCESSING
RECEIVED
SEP 3 0 2005
WASH, D.C.
199
SECTION

DYNATEM, INC.

2005 ANNUAL REPORT


THOMSON
FINANCIAL

CORPORATE STRATEGY

To provide realtime/embedded "complete computer solutions" for Original Equipment Manufacturers and Government Agencies

Dynatem will utilize partnerships with other hardware and software suppliers to assure that we have available all the elements of a "complete solution" for our customers.

In addition, despite the rapid technical changes which occur in the Personal Computer world, the Company's designs will be able to be produced for the expected lifetimes required by our industrial and military customers.

Dynatem will utilize "World Class" assemblers to build its products. It will focus internally on product definition, engineering design, product configuration and testing, and, especially, applications assistance for our customers.

TABLE OF CONTENTS

Dear Shareholders,

The fiscal year that ended May 31, 2005 saw a reduction in our revenues of 44% from the previous fiscal year. This decrease in revenue resulted in a loss of approximately $745,000. In general, fiscal year 2005 was not a great one for government funded research and development programs, which is a significant portion of Dynatem's business. Much of our reduction in sales was a result of funding delays on some of our existing long-term programs combined with delays in initiation of new programs.

Dynatem made a significant investment during fiscal 2005 in new product development and introduced some exciting new products during the year. Most significant among these was the Pentium M based VMEbus processor board, the DPM. Its high performance, combined with low power consumption and rugged options, are a good fit with many of Dynatem's traditional military customers. The response has been encouraging. Already, the DPM is being leveraged into a number of new designs including the CPM1 CompactPCI module which will be available in convection-cooled as well as the more rugged conduction-cooled versions. Two new custom versions of the DPM are already being developed for new customer programs. In fact, Dynatem's ability to quickly modify existing designs for OEM customers is a capability that has been enhanced over the past two years and appears to be one that will be important in the future.

Over the past year, Dynatem has formed partnerships with other board-level embedded computer vendors representing a significant expansion of our sales channel. We have added a new director of business development specifically to find more of these strategic alliances. The Dynatem website www.dynatem.com has also been revamped and is more geared to representing our capabilities with an emphasis on displaying our very aggressive new product roadmap.

In general, fiscal 2005 was a year for putting into place the elements which we feel will be required to be competitive in the future. We are excited about the future of our industry and feel confident in our ability to compete in the embedded computer board market.

Thank you for your continued support.

Michael Horan
President and Chief Executive Officer

This report contains "forward-looking statement" within the meaning of Section 27A of the Securities Act of 1933 as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") that relate to future events or future financial performance. These statements, which may be identified by terms such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "forecasts," "potential," or "continue," or the negative of such terms and other comparable technology, only reflect management's expectations. Actual events or results may differ materially, as a result of competitive products and pricing, new product introductions, developing technologies and general economic conditions affecting the Company and its customers, as more fully discussed below and in "Management's Discussion and Analysis or Plan of Operation."

THE COMPANY

Dynatem, Inc. (the "Company" or "Dynatem") was incorporated on May 15, 1981, under the laws of the State of California. It was organized to design, manufacture and market microcomputers and microcomputer-based systems and software for industrial applications such as factory automation, sensor monitoring, process control, robots, data acquisition, networking and displays. The Company commenced manufacturing and marketing operations in May 1981 and has conducted such operations continuously from such date. As part of such operations, the Company was, until October 1984, an authorized dealer of certain modular board level computer products manufactured by Rockwell International Corporation. In October 1984, the Company entered into an agreement with Rockwell pursuant to which the Company was licensed to manufacture these products.

The Company currently designs, manufactures, distributes and markets more than 250 products or product variations including microcomputers, microcomputer systems, microcomputer modules, software and peripherals, and markets such products and other licensed products individually or as components of a system.

In 1987, the Company began concentrating its design efforts to develop a range of products compatible with the VMEbus (see below). In order to further expand the product offering, Dynatem entered into agreements to resell the VMEbus products of other vendors that were complimentary to the Company's products. This allowed the Company to easily integrate complete embedded systems. In 1996, the Company began concentrating most of its design effort in the development of VMEbus systems based on the x86 family of processors. The Company was able to combine the broad range of relatively inexpensive components and software found in desktop PC-compatible systems with the high performance, flexibility and stability of the VMEbus. To accompany the new x86 hardware, it has been equally important for the Company to develop software drivers that could enable popular desktop operating systems to operate across the VMEbus. In fact, the ability to run Windows NT in VMEbus systems has been one of the major appeals of this product. In this way, embedded system designers can combine user-friendly Windows NT or Windows XP, with their huge range of software applications, on the same backplane with dedicated high-speed real-time operating systems. More recently, the interest in Linux systems has also added to the market appeal of these products.

One area of design effort continues to be the integration of expansion cards compatible with the PMC (PCI Mezzanine Card) standard. This enables adding functionality to VMEbus x86 processor boards by expansion via the local PCI bus.

Another area of design activity has been based upon the Compact PCI Bus. These products have a similar form factor to the VMEbus but use the PCI bus as the basis for the interface between modules. This is a simpler and less expensive design than the VMEbus-based products, and from a design and support point of view is a subset of the Pentium-based VMEbus products. The CompactPCI Bus' popularity is based upon its simplicity, high bandwidth and reliability and relatively low cost. Its simplicity and low cost are due to its reliance on architectures and components found in the desktop world. Recent changes to the CompactPCI specification incorporate switched Ethernet backplane support. This specification is the beginning of the evolution of the backplane technology toward high-speed serial interfaces.

Market

The Company markets its products on a worldwide basis. Included among the export markets are the United Kingdom, Germany, Japan and Mexico.

For the last two fiscal years the export net sales and the percentage to total net sales were:

Year	Amount	% of Total Net Sales
2004	$348,613	8%
2005	$264,889	11%

Products

The Company's products generally consist of modular single board microcomputers known as Central Processing Unit (CPU) boards, peripheral systems and software drivers. The products are intended for use by manufacturing companies seeking to increase efficiency and productivity through factory automation, sensor monitoring, process control and other electronic implementations. The military services use Dynatem products for a number of applications including navigation, control of systems and rapid handling of data. The Company provides warranties ranging from 90 days to one year on all products sold.

VME. The Company's principal product group is based on the VMEbus specification. These products are used as embedded controllers for telecommunications, industrial controls, robotics, aerospace, and a wide variety of military applications.

In 1996, the Company established a distributor relationship with a German VMEbus manufacturer, Microsys Electronics GmbH ("Microsys"). The products manufactured by Microsys are consistently compatible with the Company's product line because, like the Company's VMEbus products, the Microsys products are relatively low in power consumption and well suited to extended temperature range systems.

The addition of the Microsys line to the Dynatem line has augmented the Dynatem range of products. It has also increased the range of hardware to meet virtually every customer's system requirements in connection with the products designed and manufactured by the Company. This is extremely important because customers prefer buying all of the modules in their system from one vendor who takes responsibility for guaranteeing that all modules function well together.

New offerings from Microsys include VMEbus and CompactPCI designs based upon Freescale's Power PC family of processors. Microsys has also introduced "Computers on Modules" (COM) which put CPUs and memory on a module about the size of a credit card. By greatly simplifying the design, this enables embedded board level designers to develop hardware and software faster and at a lower cost than designing from scratch. COMs recently introduced by Microsys are based upon Motorola embedded PowerPC, PowerQUICC, and Intel Xscale processors.

Among new products offered, the Company has recently introduced both VME and CompactPCI processor boards based upon the Pentium M processor from Intel. The embedded PC is excellent for situations where original equipment manufacturers need full PC functionality with the complexity of the VMEbus or even the CompactPCI bus. A new *ruggedized* VMEbus processor board based upon the Pentium M processor was introduced in the spring of 2005. This product will feature conduction-cooled versions and is targeted for military applications.

With the recent increase in design engineering capability, the Company is also able to offer custom design capabilities based upon the standard product offering.

Software Drivers. The main focus of the Company's business (excluding Microsys) is the design, manufacture and sale of single-board computers. Most of the end-users use these single-board computers in racks with backplanes compatible with VMEbus. These customers typically use one of the following operating systems; VxWorks, Linux, Solaris, OS9, Linux, QNX, WindowsNT, WindowsXP, Windows2000. It is necessary for the company to create software drivers that enable each of its board designs to run with these operating systems. This is especially critical because X86 (Intel) architecture is normally not compatible with the VMEbus backplane architecture developed in the early 1980s by Motorola. Since the Company only develops these Board Support Packages (BSP) to enable hardware to operate, they are only sold for installation with Dynatem computer boards. The customer is normally charged a one-time fee for each program, regardless of the size of the program. The Company charges enough to cover the cost of design and support for the BSPs, from $500 (Linux) to $2,500 (Solaris).

Normally, the Company does not resell the actual operating systems. In some cases, customers, ask for pre-installation of BSPs prior to shipment. In the case of WindowsXP, WindowsNT, or Windows2000, the BSP needs to be installed on top of the OS installation. In these cases the Company purchases the operating system from a Microsoft distributor, install it on computers and then install the BSP. This situation normally occurs only in the product evaluation or prototyping stage, where the customer wants to quickly begin testing the product or developing application code. OEM customers typically do their own software installation once they are in production. Any software licensing is done directly between the customers and the operating system vendors.

Operations

The Company's products are manufactured either at the Company's facility in Mission Viejo, California, or by outside assembly contractors. They are produced from the Company's designs using standard, semi-custom and custom components such as multi-layer circuit boards. Most of the devices and components used in the Company's products are available from several sources. Although no assurance can be given as to the future, the Company believes that the loss of one or more of its current suppliers would not have a material adverse effect upon its business.

Marketing

The Company's marketing and sales department consists of marketing, sales, customer service, engineering and engineering application support. The Company has in recent years continued the use of advertising in major trade publications, coupling it with wide distribution of marketing brochures. In addition, the Company participates in regional trade shows during the year throughout the United States and Canada. There are over 200 VMEbus and CompactPCI vendors worldwide. Depending on the application, at least one or more of these companies are in direct competition with Dynatem. Details of unique characteristics of the Company's offerings are more fully described in "Products" above.

Marketing of the Company's products is accomplished through direct marketing and telemarketing efforts. Direct marketing efforts include responding to inquiries generated through press releases, trade publications, advertising, current customer lists and other similar leads. Telemarketing is utilized to inform current and potential customers of new products and technical product changes, as well as allow the Company to evaluate the market and customer needs. Implementation of a World Wide Web site (www.dynatem.com) has been accomplished over the past few years. It has become an effective means of attracting new customers throughout the world. It has also become an excellent product and technical reference for existing and potential customers.

Research and Development

The Company believes that its future growth greatly depends on its ability to be an innovator in the development and application of new and existing hardware and software technology. Expenditures for Company-sponsored research and development for the fiscal years ended May 31, 2005 and 2004 were $550,346 and $516,604, respectively. Increases in R&D expenditures reflect the increased emphasis on new product development and additional engineering staff.

Last fiscal year Dynatem introduced a new Pentium M based Single Board Computer (SBC) for the VMEbus. This one design is used for two products: the industrial DPM and the rugged RPM. The latter uses the same printed circuit board and components as the former but is assembled with cooling plates and wedgelocks so that it may be used in conduction-cooled systems, in demand for military applications. The Pentium M is a very low-power CPU that is popular in laptop PC's as it provides powerful processing while drawing little current from the system's battery. These attributes make it very attractive for the embedded, board level computer market. The RPM and DPM will exploit the cool low-power performance of the Pentium M to operate in a broad temperature range, also attractive in the embedded world.

The DPM/RPM also provides a variety of breaking technology like four channels of USB 2.0, two Gigabit Ethernet ports (routed to the backplane in compliance with Vita 31.1 for backplane fabric switching), and Serial ATA in addition to traditional IDE for mass storage. The DPM/RPM can support up to 1 GByte of DDR DRAM and it supports expansion through one on-board PMC site.

The Company has introduced four support products that take full advantage of the DPM/RPM's capabilities: the XPMPMC3 for three-site PMC expansion; the XPMPTB for I/O expansion from behind the backplane; the TBR for adjacent slot I/O and mass storage support (hard drives and CD-ROM or floppy drive support); and the TBQ for adjacent slot I/O expansion in special systems that have no rear I/O access.

The Company has already started leveraging the DPM/RPM development into other products like the custom CompactPCI card the CPM and the off-the-shelf CPM1. The CPM is in pre-production debug presently and the CPM1 is in development.

The Company is also developing a PCI expansion card that uses groundbreaking technology to provide 10 Gigabit Ethernet over copper media. Presently the only available alternative is to use optical fiber. This is Dynatem's first PCI product.

Software development has focused on BIOS support for the DPM/RPM which has been challenging because of the Pentium M and its associated chipset's great expansion and multimedia capability. Support for Serial ATA booting, USB booting, Ethernet booting (PXE), and digital graphics (DVO) as well as conventional VGA is now available. The Company has also ported Windows 2000 and XP, Linux, VxWorks, and Solaris operating systems to the DPM/RPM.

Employees

At present the Company employs 20 people in sales, engineering, financial and manufacturing departments. Neither the Company nor its employees are parties to a collective bargaining agreement. The Company believes that its employee relations are good.

Competition

Competition within the industry is based primarily upon product line breadth, product performance, price and customer service. The Company competes with over 200 manufacturers of VMEbus and CompactPCI products in North America and Europe. The Company believes it has a marketing advantage based upon its ability to quickly modify hardware and firmware for the customer application, which provides a level of support not always provided by the Company's competitors. As part of this approach, the Company provides high quality products, competitive pricing, and technical support, which includes, when needed, special interface hardware and/or writing of special software drivers. In addition, the Company provides customers with most products required for specific applications including, but not limited to, special power supplies, special enclosures, cables and other requisite hardware. This approach is not customary with larger competitors who would normally limit themselves to sales of standard products. However, most of these manufacturers have certain other competitive advantages over the Company, including greater financial and technological resources, earlier access to customers, established client service programs and client loyalty.

Description of Property.

The Company's executive offices and manufacturing plant are located in a 6,357 square foot facility in Mission Viejo, California. The facility is leased from an unaffiliated party for a term expiring in January 2006.

Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities.

There is a limited trading market for the Company's common stock ("Common Stock"). Set forth below are the high and low closing bid prices per share of the Company's Common Stock for the periods indicated, as reported by "The Pink Sheets" weekly OTC Market Report. This report lists the firms who make a market in the Common Stock. The OTC Report presents inter-dealer sales without adjustment for retail mark-up, markdown or commissions, and may not represent actual transactions. Trading in the Company's Common Stock is limited in volume and may not be a reliable indicator of its market value.

	Fiscal Years Ended May 31,			
	2005		2004	
	High	Low	High	Low
First Quarter	1.90	1.60	1.50	1.20
Second Quarter	1.90	1.56	2.00	1.30
Third Quarter	1.85	1.56	1.65	1.45
Fourth Quarter	1.79	1.17	1.80	1.50

On August 1, 2005, the closing bid price of the Company's Common Stock was $1.50 per share.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), imposes sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a "penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The market price of our Common Stock during the twelve months ended July 31, 2005 has ranged between a high of $1.90 and a low of $1.15 per share, and our Common Stock is thus deemed to be penny stock for purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage them from effecting transactions in our Common Stock, which could severely limit the liquidity of the sale of our Common Stock in the secondary market.

As of August 1, 2005, there were approximately 190 shareholders reported by Continental Stock Transfer and Trust Company, the Company's Transfer Agent, and ADP Investor Communications Services, the firm that handles communications with shareholders holding stock in street name.

The Company has never paid cash dividends on its Common Stock and the Board of Directors intends to continue this policy for the foreseeable future. Future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors.

The following table sets forth as of May 31, 2005, information on the Company's equity compensation plans in effect as of that date:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	195,000	$0.64	155,000
Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1) Net of 10,000 options exercised during fiscal 2005.

Management's Discussion and Analysis or Plan of Operation.

Results of Operations

Net sales for the Company's fiscal year ended May 31, 2005 decreased 44.4% to $2,486,515 as compared to net sales of $4,476,685 in fiscal year 2004. The decrease in sales is due to delays in receipt of orders for ongoing programs. Decreased revenues also reflect lower than anticipated sales in the LV-Xeon based DHC and CHC products. The newer Pentium M based DPM and CPM1 products are expected to sell better, but it may be several months of customer product development before higher production volumes are realized. Export sales amounted to $264,889 representing 11 % of the total net sales for the fiscal year ended May 31, 2005

Gross profit as a percentage of sales decreased from 43% for fiscal year 2004 to 34% for fiscal year 2005, reflecting lower revenue and higher expenses associated with production.

Selling, general and administrative expenses were $1,060,731 for fiscal year 2005 compared to $1,002,386 for fiscal year 2004, an increase of 5.8%. The increase in selling, general and administrative expenses was primarily the result of adding a new director of business development to assist with a more aggressive marketing strategy.

Research and development costs were $550,346 in fiscal year 2005 compared to $516,604 in fiscal year 2004, a 6.5% increase. The increase is attributable to the ongoing development of new products utilizing advanced microprocessor technology including the DPM (VMEbus Pentium M SBC), RPM (ruggedized version of DPM), CPMI(CompactPCI Pentium M SBC) and CPM-SI (custom design for OEM customer). The Company is also developing a PCI expansion card that uses groundbreaking technology to provide 10 Gigabit Ethernet over copper media. Presently the only available alternative is to use optical fiber. This is Dynatem's first PCI product.

At May 31, 2005, the Company does not expect to pay significant income taxes due to its utilization of net operating loss carry forwards and tax credits.

Net loss for fiscal 2005 was $745,150 as compared to net income for fiscal 2004 of $403,993. The net loss was the result of lower revenue as mentioned above.

Liquidity and Capital Resources

At May 31, 2005, the Company's working capital, which is current assets less current liabilities, was $1,360,472 and the Company's current ratio which is current assets divided by current liabilities, was 3.7:1 compared to $2,191,921 and a ratio of 5.00:1 as of May 31, 2004. Management believes that the Company's existing working capital and cash flows from operations will be sufficient to meet its working capital needs during fiscal year 2006.

The Company has a revolving line-of-credit agreement (the "Line of Credit") that permits borrowings of up to $500,000. This Line of Credit is secured by substantially all of the assets of the Company, expires on September 18, 2005, as amended. The Company is currently negotiating and extension to the agreement. Interest on the borrowings is paid monthly at varying interest rates based on the Lender's prime rate plus 1.5%. There were no borrowings outstanding as of May 31, 2005, nor were there any borrowings during the year then ended. At May 31, 2005, the Company was not in compliance with one restrictive financial covenant under the Line of Credit, and we have not received a waiver from the lender. Such default could restrict the availability of funds to the Company in the future; however, the Company has borrowed and repaid approximately $44,000 subsequent to year-end.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, the valuation of long-lived and intangible assets, and the amortization of intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements.

- Revenue recognition;
- Valuation of deferred tax assets; and
- Estimation of the allowance for doubtful accounts receivable.

Revenue recognition

Revenue is recognized at the time the product is shipped.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101 ("SAB 101"), *"Revenue Recognition,"* as superseded by SAB 104, which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. Management believes the Company's revenue recognition policy conforms to SAB 104.

VME

The VME product group is the Company's principal product group. This product group consists of hardware only. A customer will place an order. The Company then fills the order and ships the product to the customer FOB shipping point, with a warranty from 90 days to one year depending on the type of hardware sold. Revenue is recognized at the time the product is shipped.

CPU Boards – The Company manufactures boards classified as hardware products and recognizes revenue upon shipment.

Hardware – The Company manufactures computer hardware as noted above and recognizes revenue upon shipment of the product.

Support Services – The Company does not provide support services. It provides a hardware warranty. If the product does not work, the Company repairs or replaces the product.

Custom Designed Products and Software – The Company occasionally provides custom designed hardware products, but generally builds single board products for sale to its general customer base.

Software

The Company sells software drivers and software it has purchased from other suppliers (operating system software for resale). The volume of resale software is minimal and only involves installing an operating system in order to pre-install software drivers if the customer requests pre-installation (the drivers cannot be installed unless there is an operating system). The software drivers are sold with the related hardware as an "off the shelf product." Software resale represents "off the shelf" operating systems designed, maintained, and supported by the original software manufacturer. The Company provides support to its customers under the terms of its warranty and does not supply software support services billed separately. There are no multiple element software sales as described in SOP 97-2. The Company's software sale activities are incidental to the core hardware products sold and the Company is not in the business of selling software; rather, it is necessary for the Company to supply integration of the various hardware products it sells. Such integration is done by software drivers, which in effect are part of the hardware.

Systems and Software – The Company does not develop operating system software and is not in this line of business. The Company sells hardware systems and related software drivers.

Software Drivers – The Company develops and sells software drivers with its hardware products. Revenue is recognized upon shipment of the related hardware products.

Resale of Other Manufacturer's Software – The Company is not in the business of selling software and rarely sells an operating system (such as Windows XP) in order for pre-installation of drivers. The Company recognizes the revenue upon shipment of the related hardware products. Software sales of this type are very minor.

Microsys

The Company is a distributor of Microsys products and purchases such products from Microsys as needed. The Company reports the related revenue on a "gross revenue basis" under EITF 99-19 because the Company is (1) the primary obligor in the arrangement, (2) has the general inventory risk, (3) has reasonable latitude to establish the price with the customer, (4) changes the mix of the products between Microsys and Company products as required, (5) determines the customer needs, (6) has physical loss inventory risk, and finally (7) has the credit risk. Revenue is recognized upon shipment of the Microsys product as noted herein in accordance with EITF 99-19.

Valuation of deferred tax assets

The Company records an estimated valuation allowance on its significant deferred tax assets when, based on the weight of available evidence (including the scheduled reversal of deferred tax liabilities, projected future taxable income or loss, and tax-planning strategies), it is more likely than not that some or all of the tax benefit will not be realized.

Allowance for doubtful accounts receivable

We establish our allowance for doubtful accounts receivable based on our qualitative and quantitative review of credit profiles of our customers, contractual terms and conditions, current economic trends and historical payment, return and discount experience. We reassess the allowance for doubtful accounts each period. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Significant Recently Issued Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, "*Consolidation of Variable Interest Entities, an Interpretation of ARB 51.*" The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities, or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for public entities that are small business issuers, as defined ("SBIs"), are as follows: (a) For interests in special-purpose entities ("SPEs"): periods ended after December 15, 2003; and (b) For all other VIEs: periods ended after December 15, 2004. The December 2003 amendment of FIN No. 46 also includes transition provisions that govern how an SBI which previously adopted the pronouncement (as it was originally issued) must account for consolidated VIEs. Management has concluded that the Company does not have an interest in any SPEs, and is evaluating the other effects of FIN No. 46 (as amended) on its future consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, "*Inventory Costs - an amendment of ARB No. 43, Chapter 4,*" which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. In Chapter 4 of ARB 43, paragraph 5 previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges...." SFAS No. 151 requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of so abnormal (an undefined term). This pronouncement also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred in years beginning after June 15, 2005.

In December 2004, the FASB issued SFAS No. 123-R, "*Share-Based Payment,*" which requires that the compensation cost relating to share-based payment transactions (including the cost of all employee stock options) be recognized in the financial statements. That cost will be measured based on the estimated fair value of the equity or liability instruments issued. SFAS No. 123-R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No.123-R replaces SFAS No. 123, "*Accounting for Stock-Based Compensation,*" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees.*"

As originally issued, SFAS No. 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value model of APB Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on the preferable fair-value method. Small Business Issuers are required to apply SFAS No. 123-R in the first interim or annual reporting period that begins after December 15, 2005. Thus, the Company's consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after January 1, 2006 and for any such arrangements that are modified, cancelled, or repurchased after that date, and

(b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

Management is presently evaluating the potential effect, if any, the above pronouncements might have on its future financial statements. Additionally, recent accounting pronouncements discussed in the notes to the May 31, 2004 and 2003 audited financial statements, filed previously with the Securities and Exchange Commission on Form 10-KSB, that were required to be adopted during the year ending May 31, 2005 did not have a significant impact on the Company's financial statements for the year then ended.

Future Trends

The Company's PC-compatible VMEbus module has been designed into several fairly large, long-term programs, and it is being well received by the VMEbus market. New product introductions in fiscal 2005 are expected to enable the Company to win a larger percentage of new programs. CompactPCI versions of these products should enable the Company to become a larger player in the CompactPCI market. The Company has put great effort into being first to the market with error-free versions of several popular real-time operating systems. As the PC-compatible market changes, the Company will, in a timely manner, attempt to achieve market leadership by offering new products based upon the latest PC-compatible technology.

The Company will continue to take advantage of local contract manufacturing facilities utilizing the most modern techniques of SMT (Surface Mount Technology) and BGA (Ball Grid Array).

Controls and Procedures.

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We carried out an evaluation under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of May 31, 2005, the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of May 31, 2005.

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended May 31, 2005 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

DYNATEM, INC.

FINANCIAL STATEMENTS

May 31, 2005 and 2004

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Dynatem, Inc.

We have audited the accompanying balance sheet of Dynatem, Inc. (the "Company"), as of May 31, 2005, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynatem, Inc. as of May 31, 2005, and the results of its operations and its cash flows for each of the years in the two-year period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Squar, Milner, Reehl & Williamson, LLP

Newport Beach, California
July 8, 2005

DYNATEM, INC.
BALANCE SHEET
May 31, 2005

ASSETS

Current Assets	
Cash and cash equivalents	$ 720,046
Accounts receivable, net of allowance for doubtful accounts of $5,000	280,446
Inventories, net	814,675
Prepaid expenses and other current assets	43,506
Total current assets	1,858,673
Property and Equipment, net	53,043
Other Assets	12,252
	$ 1,923,968

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 219,967
Accrued expenses	278,234
Total current liabilities	498,201
Commitments and Contingencies	
Stockholders' Equity	
Common stock, no par value; 50,000,000 shares authorized; 1,469,564 shares issued and outstanding	2,185,408
Accumulated deficit	(759,641)
Total stockholders' equity	1,425,767
	$ 1,923,968

 The accompanying notes are an integral part of these financial statements.

DYNATEM, INC.
STATEMENTS OF OPERATIONS
For the Years Ended May 31, 2005 and 2004

	2005	2004
NET SALES	$ 2,486,515	$ 4,476,685
COST OF SALES	1,632,594	2,565,610
GROSS PROFIT	853,921	1,911,075
OPERATING EXPENSES		
Selling, general and administrative	1,060,731	1,002,386
Research and development	550,346	516,604
	1,611,077	1,518,990
OPERATING (LOSS) INCOME	(757,156)	392,085
OTHER INCOME		
Interest income	12,806	12,708
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(744,350)	404,793
PROVISION FOR INCOME TAXES	800	800
NET (LOSS) INCOME	$ (745,150)	$ 403,993
Net (loss) income available to common stockholders per share:		
Basic	$ (0.50)	$ 0.26
Diluted	$ (0.50)	$ 0.24
Weighted average number of common shares outstanding:		
Basic	1,479,685	1,563,665
Diluted	1,479,685	1,686,385

The accompanying notes are an integral part of these financial statements.

DYNATEM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended May 31, 2005 and 2004

	Common Stock		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount		
Balance at May 31, 2003	1,519,042	$ 2,389,085	$ (418,484)	$ 1,970,601
Exercise of stock options	88,850	19,597	–	19,597
Shares surrendered for cashless exercise of stock options	(3,666)	(4,400)	–	(4,400)
Shares repurchased and retired	(84,662)	(140,574)	–	(140,574)
Intrinsic value related to the cashless exercise of stock options	–	19,600	–	19,600
Net income	–	–	403,993	403,993
Balance at May 31, 2004	1,519,564	2,283,308	(14,491)	2,268,817
Exercise of stock options	10,000	3,500	–	3,500
Shares repurchased and retired	(60,000)	(101,400)	–	(101,400)
Net loss	–	–	(745,150)	(745,150)
Balance at May 31, 2005	1,469,564	$ 2,185,408	$ (759,641)	$ 1,425,767

The accompanying notes are an integral part of these financial statements.

DYNATEM, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended May 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (745,150)	$ 403,993
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Depreciation and amortization	13,019	20,951
Cashless exercise of options	–	19,600
Allowance for doubtful accounts	(6,500)	1,500
Reserve for obsolete inventory	10,000	10,000
Changes in operating assets and liabilities:		
Accounts receivable	720,593	(758,006)
Inventories	(161,236)	(100,811)
Prepaid expenses and other current assets	(4,768)	13,679
Other assets	11,190	(13,861)
Accounts payable	(62,932)	169,691
Accrued expenses	13,738	(111,638)
Net cash used in operating activities	(212,046)	(344,902)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(12,608)	(18,552)
Net cash used in investing activities	(12,608)	(18,552)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments for repurchase and retirement of the Company's common stock	(101,400)	(140,574)
Proceeds from the exercise of stock options	3,500	15,197
Net cash used in financing activities	(97,900)	(125,377)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(322,554)	(488,831)
CASH AND CASH EQUIVALENTS – beginning of year	1,042,600	1,531,431
CASH AND CASH EQUIVALENTS – end of year	$ 720,046	$ 1,042,600
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for income taxes	$ 1,416	$ 800

See accompanying notes to financial statements for additional disclosure of non-cash investing and financing activities.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Dynatem, Inc. (the "Company") was incorporated in the State of California in May 1981. The Company designs, manufactures, distributes and markets modular single board microcomputers and microcomputer-based systems and software. These systems are used for industrial applications, including factory automation, process control, robotics, data acquisition and networking.

Concentrations of Credit Risks

Cash and cash equivalent balances are maintained at various financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures accounts at each institution for up to $100,000. From time to time, the Company maintains cash balances at certain institutions in excess of the FDIC limit. At May 31, 2005, the Company had approximately $139,000 in excess of this limit.

The Company sells products to customers throughout the United States and in several foreign countries. The Company performs periodic credit evaluations of its customers and does not obtain collateral with which to secure its accounts receivable. The Company maintains reserves for potential credit losses based upon the Company's historical experience related to credit losses which management believes are sufficient. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts.

During fiscal 2005, the Company had sales to five customers, which represented 61% of net sales. During fiscal 2004, the Company had sales to three customers, which represented 59% of net sales. At May 31, 2005, one customer accounted for 40% of accounts receivable. If the relationship between the Company and these customers was altered, the future results of operations and financial condition could be significantly affected. Additionally, during fiscal 2005 and 2004, export sales approximated 11% and 8% of net sales, respectively.

Risks and Uncertainties

The Company operates in a highly competitive industry that is subject to intense competition, government regulation and rapid technological change. The Company's operations are subject to significant risks and uncertainties including financial, operational, technological, regulatory and other risks associated with a technology business including the potential risk of business failure.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management are, among others, provisions for losses on accounts receivable, provisions for slow moving and obsolete inventories and estimates for current and deferred taxes. Actual results could materially differ from those estimates.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents

Cash equivalents consist of highly liquid investments (certificates of deposit) with original maturities of 90 days or less. At May 31, 2005, cash equivalent balances approximated $324,000.

Inventories

Inventories are stated at the lower of cost or estimated market value. Cost is determined under the average cost method. Market is determined by comparison of current replacement costs with recent sales or net realizable value. The Company operates in an industry in which its products are subject to design changes and are manufactured based on customer specifications. Accordingly, should design requirements change significantly or customer orders be canceled or decline, the ultimate net realizable value of such products could be less than the carrying value of such amounts.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term (including renewals that are reasonably assured at the time leasehold improvements are acquired) or the estimated useful life of the related asset. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Long-Lived Assets

Statement of Financial Accounting Standards ("SFAS") No. 144, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,*" addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the cost basis of a long-lived asset is greater than the projected future undiscounted net cash flows from such asset (excluding interest), an impairment loss is recognized. Impairment losses are calculated as the difference between the cost basis of an asset and its estimated fair value. SFAS No. 144 also requires companies to separately report discontinued operations and extends that reporting requirement to a component of an entity that either has been disposed of (by sale, abandonment or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or the estimated fair value less costs to sell. The provisions of this pronouncement relating to assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated commitments to plan to sell or dispose of such assets, as defined, by management. As a result, management cannot determine the potential effects that adoption of SFAS No. 144 will have on the Company's financial statements with respect to future disposal decisions, if any.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-Lived Assets (continued)

Management believes that no impairment loss is necessary on long-lived assets. There can be no assurance, however, that market conditions or demand for the Company's products or services will not change which could result in future long-lived asset impairment changes in the future.

Warranties

The Company provides warranties ranging from ninety days to one year on all products sold. Estimated future warranty obligations related to certain products and services are provided by charges to operations in the period in which the related revenue is recognized. The Company has a warranty reserve of approximately $17,500 at May 31, 2005, which is included in accrued expenses in the accompanying balance sheet.

Revenue Recognition

Revenue is recognized at the time the product is shipped more specifically as follows:

VME

This product group consists of hardware only. A customer will place an order; the Company then fills the order and ships the product to the customer FOB shipping point, with a warranty from 90 days to one year depending on the type of hardware sold. Revenue is recognized at the time the product is shipped.

CPU Boards – The Company manufactures boards classified as hardware products and recognizes revenue upon shipment.

Hardware – The Company manufactures computer hardware as noted above and recognizes revenue upon shipment of the product.

Support Services – The Company does not provide support services. It provides a hardware warranty. If the product does not work, the Company repairs or replaces the product.

Custom Designed Products and Software – The Company occasionally provides custom designed hardware products, but generally builds single board products for sale to its general customer base.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Software

The Company sells software drivers and software it has purchased from other suppliers (operating system software for resale). The volume of resale software is minimal and only involves installing an operating system in order to pre-install software drivers if the customer requests pre-installation (the drivers cannot be installed unless there is an operating system). The software drivers are sold with the related hardware as an "off the shelf product." Software resale represents "off the shelf" operating systems designed, maintained, and supported by the original software manufacturer. The Company provides support to its customers under the terms of its warranty and does not supply software support services billed separately. There are no multiple element software sales as described in SOP 97-2. The Company's software sale activities are incidental to the core hardware products sold and the Company is not in the business of selling software; rather, it is necessary for the Company to supply integration of the various hardware products it sells. Such integration is done by software drivers, which in effect are part of the hardware.

Systems and Software – The Company does not develop operating system software and is not in this line of business. The Company sells hardware systems and related software drivers.

Software Drivers – The Company develops and sells software drivers with its hardware products. Revenue is recognized upon shipment of the related hardware products.

Resale of Other Manufacturer's Software – The Company is not in the business of selling software and rarely sells an operating system (such as Windows XP) in order for pre-installation of drivers. The Company recognizes the revenue upon shipment of the related hardware products. Software sales of this type are very minor.

Microsys

The Company is a distributor of Microsys products and purchases such products from Microsys as needed. The Company reports the related revenue on a "gross revenue basis" under EITF 99-19 because the Company is (1) the primary obligor in the arrangement, (2) has the general inventory risk, (3) has reasonable latitude to establish the price with the customer, (4) changes the mix of the products between Microsys and Company products as required, (5) determines the customer needs, (6) has physical loss inventory risk, and finally (7) has the credit risk.

Distribution of Microsys Products – The Company is a distributor of Microsys products and recognizes revenue as noted above in accordance with EITF 99-19.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101 ("SAB 101"), "*Revenue Recognition*," as amended and superseded by SAB 104 in December 2003, which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. Management believes the Company's revenue recognition policy conforms to SAB 104.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising costs incurred for the years ended May 31, 2005 and 2004 approximated $41,000 and $40,000 respectively.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "*Accounting for Income Taxes*." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

Accounting for Stock-Based Compensation

The Company accounts for employee stock options in accordance with the Accounting Principles Board Opinion No. 25 ("APB 25"), "*Accounting for Stock Issued to Employees*" and related Interpretations and makes the necessary pro forma disclosures mandated by SFAS No. 123, "*Accounting for Stock-based Compensation*," as amended.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Stock-Based Compensation (continued)

In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, ("FIN 44"), "*Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB 25.*" This Interpretation clarifies (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. Management believes that the Company accounts for its employee stock based compensation in accordance with FIN 44.

In December 2002, the FASB issued SFAS No. 148, "*Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123.*" SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair-value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income and earnings per share and the entity's accounting policy decisions with respect to stock-based employee compensation. Certain of the disclosure requirements are required for all companies, regardless of whether the fair value method or intrinsic value method is used to account for stock-based employee compensation arrangements. The Company continues to account for its employee incentive stock option plans using the intrinsic value method in accordance with the recognition and measurement principles of APB 25.

At May 31, 2005, the Company has two stock-based employee compensation plans (the "Plans") (see Note 5). The Company accounts for the Plans under the recognition and measurement principles of APB 25 and related Interpretations. There was no stock-based employee compensation cost reflected in net loss for the year ended May 31, 2005. The Company recorded stock-based employee compensation cost of $19,600 during the year ended May 31, 2004, in connection with the cashless exercise of employee stock options (see Note 5). The following table illustrates the effect on net income and earnings per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Accounting for Stock-Based Compensation (continued)

	Year Ended May 31,	
	2005	2004
Net income (loss) available to common stockholders, as reported	$ (745,150)	$ 403,993
Pro forma compensation expense	(74,250)	-
Pro forma net income (loss) available to common stockholders	$ (819,400)	$ 403,993
Income (loss) per share, as reported		
Basic	$ (0.50)	$ 0.26
Diluted	$ (0.50)	$ 0.24
Income (loss) per share, pro forma		
Basic	$ (0.55)	$ 0.26
Diluted	$ (0.55)	$ 0.24

Basic and Diluted Earnings (Loss) Per Common Share

Under SFAS No. 128, "*Earnings per Share*," basic earnings (loss) per common share is computed based on the weighted average number of shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average shares outstanding assuming all dilutive potential common shares were issued (using the treasury stock method, total additional dilutive potential shares totaled 118,720 and 122,720 as of May 31, 2005 and 2004, respectively). See Note 8 for more information.

Fair Value of Financial Instruments

SFAS No. 107, "*Disclosures About Fair Value of Financial Instruments*," requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates their estimated fair values due to the short-term maturities of those financial instruments.

Segments of an Enterprise and Related Information

SFAS No. 131, "*Disclosures about Segments of an Enterprise and Related Information*," requires public companies to report selected segment information in their quarterly and annual reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers. Segment reporting is not required as the Company currently operates in one segment, as discussed above.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Recent Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, "*Consolidation of Variable Interest Entities, an Interpretation of ARB 51.*" The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities, or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for public entities that are small business issuers, as defined ("SBIs"), are as follows: (a) For interests in special-purpose entities ("SPEs"): periods ended after December 15, 2003; and (b) For all other VIEs: periods ended after December 15, 2004. The December 2003 amendment of FIN No. 46 also includes transition provisions that govern how an SBI which previously adopted the pronouncement (as it was originally issued) must account for consolidated VIEs. Management has concluded that the Company does not have an interest in any SPEs, and is evaluating the other effects of FIN No. 46 (as amended) on its future consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, "*Inventory Costs - an amendment of ARB No. 43, Chapter 4*," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. In Chapter 4 of ARB 43, paragraph 5 previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges...." SFAS No. 151 requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of so abnormal (an undefined term). This pronouncement also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred in years beginning after June 15, 2005.

In December 2004, the FASB issued SFAS No. 123-R, "*Share-Based Payment*," which requires that the compensation cost relating to share-based payment transactions (including the cost of all employee stock options) be recognized in the financial statements. That cost will be measured based on the estimated fair value of the equity or liability instruments issued. SFAS No. 123-R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No.123-R replaces SFAS No. 123, "*Accounting for Stock-Based Compensation*," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*."

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Recent Accounting Pronouncements (continued)

As originally issued, SFAS No. 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value model of APB Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on the preferable fair-value method. Small Business Issuers are required to apply SFAS No. 123-R in the first interim or annual reporting period that begins after December 15, 2005. Thus, the Company's consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after January 1, 2006 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

2. INVENTORIES

Inventories consist of the following at May 31, 2005:

Raw materials and component parts	$	534,626
Work-in-process		253,435
Finished goods		86,614
Reserve for obsolete inventory		(60,000)
	$	814,675

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at May 31, 2005:

Machinery and equipment	$	6,125
Product tooling		278,906
Furniture and fixtures		131,354
Leasehold improvements		1,647
		418,032
Less accumulated depreciation and amortization		(364,989)
	$	53,043

During fiscal 2005 and 2004, depreciation and amortization expense totaled $13,019 and $21,023, respectively.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Recent Accounting Pronouncements (continued)

As originally issued, SFAS No. 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value model of APB Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on the preferable fair-value method. Small Business Issuers are required to apply SFAS No. 123-R in the first interim or annual reporting period that begins after December 15, 2005. Thus, the Company's consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after January 1, 2006 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

2. INVENTORIES

Inventories consist of the following at May 31, 2005:

Raw materials and component parts	$	534,626
Work-in-process		253,435
Finished goods		86,614
Reserve for obsolete inventory		(60,000)
	$	814,675

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at May 31, 2005:

Machinery and equipment	$	6,125
Product tooling		278,906
Furniture and fixtures		131,354
Leasehold improvements		1,647
		418,032
Less accumulated depreciation and amortization		(364,989)
	$	53,043

During fiscal 2005 and 2004, depreciation and amortization expense totaled $13,019 and $21,023, respectively.

4. LINE OF CREDIT

The Company has a revolving line of credit agreement (the "Line of Credit") that permits borrowings of up to $500,000. This Line of Credit, as amended, is secured by substantially all of the assets of the Company and expires on September 18, 2005. The Company is currently negotiating and extension to the agreement. Interest on the borrowings is paid monthly at varying interest rates based on the Lender's prime rate (6.00% at May 31, 2005) plus 1.5%. There were no borrowings outstanding as of May 31, 2005, nor were there any borrowings during the year then ended. At May 31, 2005, the Company was not in compliance with one restrictive financial covenant under the Line of Credit, and they have not received a waiver from the lender. Such default could restrict the availability of funds to the Company in the future; however, the Company has borrowed and repaid approximately $44,000 subsequent to year-end.

5. STOCKHOLDERS' EQUITY

Common Stock

During fiscal 2004, the Company issued 85,184 shares of common stock (net of 3,666 shares of common stock redeemed) in connection with the exercise of stock options by employees. Pursuant to the exercise, certain stockholders redeemed 3,666 shares of common stock with a market value of $4,400 (estimated by the Company based on the closing market price on the date of exercise) for the exercise of options to purchase 20,000 shares of common stock. Additionally, the Company repurchased and retired 84,662 shares of its restricted common stock for $140,574.

As mentioned above, a certain employee redeemed 3,666 shares of common stock to affect a cashless exercise of stock options for 20,000 shares of the Company's common stock (16,334 net shares issued). As required by SFAS No. 123, and related Interpretations, the Company recorded $19,600 as stock-based employee compensation expense in connection with this cashless exercise.

During fiscal 2005, the Company issued 10,000 shares of common stock at $0.35 per share for cash proceeds of $3,500, in connection with the exercise of stock options by employees.

During fiscal 2005, the Company repurchased and retired 60,000 shares of common stock for total cash payments approximating $101,000.

Options

On August 31, 1993, the Company's Board of Directors adopted, and the shareholders approved, the Dynatem, Inc. 1993 Stock Option Plan ("1993 Plan"), which provides for the grant of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and for the grant of nonqualified stock options. In connection with the 1993 Plan, 200,000 shares of the Company's common stock have been reserved for issuance upon the exercise of options to be granted.

On October 7, 1998, the Company's Board of Directors adopted and the shareholders approved, the 1998 Stock Option Plan of Dynatem, Inc. ("1998 Plan"). 200,000 shares of the Company's common stock have been reserved for issuance upon the exercise of options to be granted under the 1998 Plan.

5. STOCKHOLDERS' EQUITY (continued)

The following represents a summary of the stock options outstanding at May 31, 2005 and 2004 and the changes during the years then ended:

	Year Ended May 31,			
	2005		2004	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	160,000	$ 0.34	253,850	$ 0.30
Granted	45,000	1.65	–	–
Exercised	(10,000)	0.35	(88,850)	0.22
Cancelled/Forfeited	–	–	(5,000)	0.20
Outstanding, end of year	195,000	$ 0.64	160,000	$ 0.34
Exercisable, end of year	195,000	$ 0.64	160,000	$ 0.34
Weighted average fair value of options granted		$ 1.65		$ –

All of the options outstanding at May 31, 2005 have exercise prices between $0.22 and $1.65 and a weighted average remaining contractual life of 5.08 years. Additionally, the fair value of options granted during the year ended May 31, 2005 was calculated using the Black-Scholes option-pricing model using the following assumptions: expected dividend yield of 0.00%; volatility of 362%; risk-free interest rate of 4.10%; and an expected life of 10 years.

The following table summarizes information concerning currently outstanding and exercisable options:

Exercise price range	Number of options outstanding and exercisable	Weighted average remaining contractual life	Weighted average exercise price
$0.22- $0.35	130,000	3.45 years	$ 0.27
$0.80	20,000	5.96 years	$ 0.80
$1.65	45,000	9.42 years	$ 1.65
	195,000	5.08 years	$ 1.58

5. STOCKHOLDERS' EQUITY (continued)

Options *(continued)*

As of May 31, 2005, 155,000 and 40,000 options (net of 90,000 and 125,000 options exercised) have been granted by the Company and are outstanding under the 1998 Plan and the 1993 Plan, respectively.

6. INCOME TAXES

During both fiscal 2005 and 2004, the provision for income taxes consists of the following:

	Federal	State	Total
Current	$ –	$ 800	$ 800
Deferred	–	–	–
Tax provision	$ –	$ 800	$ 800

During fiscal 2005 and 2004, the provision for income taxes differs from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before provision for taxes as a result of the following:

	2005	2004
Computed "expected" tax expense	$ (253,000)	$ 137,000
Addition to (reduction) in income taxes resulting from:		
State income taxes, net of federal benefit	(82,000)	800
Change in valuation allowance	371,000	(137,000)
Other	(35,200)	–
	$ 800	$ 800

6. INCOME TAXES (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at May 31, 2005 are presented below:

Deferred tax assets:		
Net operating loss carryforwards	$	250,000
Research and development credit carryforwards		317,000
Inventory reserve and uniform cost capitalization		90,000
Other		120,000
		777,000
Less valuation allowance		(777,000)
Net deferred tax assets	$	-

At May 31, 2005, the Company had federal net operating loss carryforwards of approximately $629,000, which, if not utilized to offset future taxable income, will expire in various years through 2020.

At May 31, 2005, the Company had unused federal and California research and development credits of approximately $262,000 and $55,000, respectively, which, if not used, will expire in various years through 2017.

In the event the Company were to experience a greater than 50% change in ownership, as defined in Section 382 of the Internal Revenue Code, the utilization of the Company's tax net operating loss carryforwards could be severely restricted.

7. COMMITMENTS AND CONTINGENCIES

Leases

The Company has entered into non-cancelable operating lease agreements for its corporate and manufacturing facilities. In addition to monthly lease payments for the facilities, the Company is required to pay utilities and certain insurance and maintenance costs. The leases provide for annual rental increases and a renewal option based on certain terms and conditions. The leases expire through fiscal 2006, and the approximate lease payment for the year ending May 31, 2006 is $49,000.

During fiscal 2005 and 2004, the Company incurred approximately $112,000 and $108,000, respectively, related to these leases, of which approximately $63,000 and $61,000 has been classified as a component of cost of sales in the accompanying statements of income.

7. COMMITMENTS AND CONTINGENCIES (continued)

Royalty and Licensing Agreements

The Company is a party to a royalty agreement that requires it to pay royalties of 25% of sales of a select hardware product and 50% of sales of a select software product, as defined. The Company is also a party to another royalty agreement that requires it to pay royalties of 50% of the gross profit earned by the Company on sales of certain hardware products, as defined.

During 1997, the Company entered into two software licensing agreements. The licensed software will be used with various products that the Company manufactures and distributes. One of the agreements provides for a one-time licensing fee and the other agreement provides for a fixed fee on each unit of software sold. During fiscal 2005 and 2004, total royalty and licensing expense for the royalty and licensing agreements mentioned herein approximated $0 and $4,000, respectively.

8. BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per common share computations:

	2005	2004
Numerator for basic and diluted earnings (loss) per share:		
Net (loss) income	$ (745,150)	$ 403,993
Denominator for basic and diluted earnings (loss) per share:		
Weighted average shares (basic)	1,479,685	1,563,665
Common stock equivalents	–	122,720
Weighted average shares (diluted)	1,479,685	1,686,385
Net (loss) income available to common shareholders per common share:		
Basic	$ (0.50)	$ 0.26
Diluted	$ (0.50)	$ 0.24

During the year ended May 31, 2005, the Company had a loss, so dilutive potential common shares totaling 118,720 were excluded from diluted earnings (loss) per common share as their inclusion would be antidilutive. For the years ended May 31, 2005 and 2004, options to acquire 45,000 shares and zero shares, respectively, were not considered dilutive potential common shares as their exercise prices were greater than the average market price of the Company's common stock during the years then ended.

CORPORATE DIRECTORY

DIRECTORS

Robert Anslow
Chairman of the Board

Michael Horan
President, Chief Executive Officer and Director

Eileen D. Schmalbach
Executive Vice President, Corporate Secretary and Director

Charles Spear
Director

Costis Toregas
Director

Richard Jackson
Director

H. Richard Anderson
Director

CORPORATE OFFICERS

Michael Horan
President and Chief Executive Officer

Eileen D.Schmalbach
Executive Vice President and Corporate Secretary

Belen M. Ramos
Chief Financial Officer

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

SYMBOL: DYTM

ANNUAL MEETING

The Annual Meeting of Stockholders will held at the Corporate Office at 23263 Madero Suite C, Mission Viejo, CA 92691 at 10:00 a.m., Thursday, October 27, 2005. Shareholders of record on October 3, 2005 will be entitled to vote at this meeting.

LEGAL COUNSEL

Higham, McConnell & Dunning LLP
15 Enterprise, Suite 360
Aliso Viejo, CA 92656-2655

INDEPENDENT AUDITORS

Squar, Milner, Reehl & Williamson,LLP
4100 Newport Place
Third Floor
Newport Beach, CA 92660

CORPORATE OFFICE

DYNATEM, INC.
23263 Madero, Suite C
Mission Viejo, CA 92691
(949)855-3235; 1-800-543-3830
www.dynatem.com